CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$24,075,730(2)	$2,795.19

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Calculated on the basis of 2,407,573 units, each having a $10 principal amount per unit.

Filed Pursuant to Rule 424(b)(2)

File Number 333-169119

2,407,573 Units Pricing Date May 26, 2011 Capped Leveraged Index Return Notes® Settlement Date June 3, 2011 Linked to the S&P 500® Index, Maturity Date May 31, 2013 due May 31, 2013 CUSIP No. 06741K684 $10 principal amount per unit Term Sheet No. 15 Barclays Bank PLC Capped Leveraged Index Return Notes® 200% leveraged upside exposure to increases in the level of the S&P 500® Index (the “Index”), subject to a cap of 18.22% 1-to-1 downside exposure to decreases in the level of the Index in excess of the Threshold Value, with up to 90% of the principal amount at risk A maturity of approximately two years Payment of the Redemption Amount at maturity is subject to the credit risk of Barclays Bank PLC No periodic interest payments No listing on any securities exchange LIRNs are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. LIRNs are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. Market Downside Protection Enhanced Income Market Access Enhanced Return Enhanced Return The LIRNs are being offered by Barclays Bank PLC (“Barclays”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-10 of product supplement LIRN-1. LIRNs: Are Not FDIC Insured Are Not Bank Guaranteed May Lose Value In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Per Unit Total Public offering price (1) $10.00 $24,075,730.00 Underwriting discount (1) $ 0.20 $ 481,514.60 Proceeds, before expenses, to Barclays Bank PLC $ 9.80 $23,594,215.40 (1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively. Merrill Lynch & Co. May 26, 2011 Barclays

Capped Leveraged Index Return Notes® Enhanced Return Linked to the S&P 500® Index, due May 31, 2013 Summary The Capped Leveraged Index Return Notes® Linked to the S&P 500® Index, due May 31, 2013 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction, or secured by collateral. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of Barclays. The LIRNs provide a leveraged return for investors, subject to a cap, if the level of the S&P 500® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined during the Maturity Valuation Period. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays. Terms of the LIRNs Issuer: Barclays Bank PLC (“Barclays”) Original Offering Price: $10 per unit Term: Approximately two years Market Measure: The S&P 500® Index (Bloomberg symbol: “SPX”) Starting Value: 1,325.69 Ending Value: The average of the closing levels of the Index on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-24 of product supplement LIRN-1. Threshold Value: 1,193.12 (90% of the Starting Value, rounded to two decimal places) Capped Value: $11.822 per unit of the LIRNs, which represents a return of 18.22% over the Original Offering Price. Participation Rate: 200% Downside Leverage Factor: 100% Maturity Valuation Period: May 21, 2013, May 22, 2013, May 23, 2013, May 24, 2013, and May 28, 2013. Joint Calculation Agents: Barclays and MLPF&S Determining the Redemption Amount for the LIRNs On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows: Is the Ending Value greater than the Starting Value? Yes You will receive per unit: $10 + [$10 * Participation Rate * Ending Value—Starting Value ??????Starting Value] not to exceed the Capped Value. Is the Ending Yes Value equal to or greater than the Threshold Value? No You will receive per unit: $10 $10-[$10*(Threshold Value—Ending Value Starting Value)* Downside Leverage Factor ] In this case, you will receive a payment that is less, and possibly significantly less, than the Original Offering Price per unit. Capped Leveraged Index Return Notes® TS-2

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due May 31, 2013
Enhanced Return

Hypothetical Payout Profile


Capped Leveraged Index Return Notes®
LIRNs Return at Maturity
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-40%
-30%
-20%
-10%
0%
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Market Measure Movement

This graph reflects the **hypothetical** returns on the LIRNs at maturity, based upon the Participation Rate of 200%, the Threshold Value of 1,193.12, and the Capped Value of $11.822 (a 18.22% return). The green line reflects the **hypothetical** returns on the LIRNs, while the dotted grey line reflects the return of a **hypothetical** direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of **hypothetical** Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Starting Value of 1,325.69, the Threshold Value of 1,193.12, and the Capped Value of $11.822 per unit.

Example 1 — The **hypothetical** Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value: 1,325.69
Hypothetical Ending Value: 927.98
Threshold Value: 1,193.12

$$\$10-\left[\$10\times\left(\frac{1193.12-927.98}{1,325.69}\right)\times100\%\right]=\$8.000$$

Hypothetical Redemption Amount (per unit) = $8.000

Example 2 — The **hypothetical** Ending Value is 95% of the Starting Value and is greater than the Threshold Value:

Starting Value: 1,325.69
Hypothetical Ending Value: 1,259.41
Threshold Value: 1,193.12

Hypothetical Redemption Amount (per unit) = $10.000

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3 — The **hypothetical** Ending Value is 104% of the Starting Value:

Starting Value: 1,325.69
Hypothetical Ending Value: 1,378.72

$$\$10+\left[\$10\times200\%\times\left(\frac{1378.72-1325.69}{1,325.69}\right)\right]=\$10.800$$

Hypothetical Redemption Amount (per unit) = $10.800

Example 4 — The **hypothetical** Ending Value is 150% of the Starting Value:

Starting Value: 1,325.69
Hypothetical Ending Value: 1,988.54

$$\$10+\left[\$10\times200\%\times\left(\frac{1,988.54-1325.69}{1,325.69}\right)\right]=\$20.000$$

Hypothetical Redemption Amount (per unit) = $11.822 (*The Redemption Amount cannot be greater than the Capped Value.*)

Capped Leveraged Index Return Notes® TS-3

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due May 31, 2013
Enhanced Return

The following table illustrates, for the Starting Value of 1,325.69, the Threshold Value of 1,193.12, and a range of **hypothetical** Ending Values of the Index:

- the percentage change from the Starting Value to the **hypothetical** Ending Value;
- the **hypothetical** Redemption Amount per unit of the LIRNs (rounded to three decimal places); and
- the **hypothetical** total rate of return to holders of the LIRNs.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and the Capped Value of $11.822 (per unit). The following examples do not take into account any tax consequences from investing in the LIRNs.

Hypothetical Ending Value (1)	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the LIRNs
662.85	-50.00%	$6.000	-40.00%
795.41	-40.00%	$7.000	-30.00%
927.98	-30.00%	$8.000	-20.00%
1,060.55	-20.00%	$9.000	-10.00%
1,193.12 (2)	-10.00%	$10.000	0.00%
1,272.66	-4.00%	$10.000	0.00%
1,299.18	-2.00%	$10.000	0.00%
1,325.69 (3)	0.00%	$10.000	0.00%
1,352.20	2.00%	$10.400	4.00%
1,378.72	4.00%	$10.800	8.00%
1,458.26	10.00%	$11.822 (4)	18.22%
1,590.83	20.00%	$11.822	18.22%
1,723.40	30.00%	$11.822	18.22%
1,855.97	40.00%	$11.822	18.22%
1,988.54	50.00%	$11.822	18.22%

(1) The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2) This is the Threshold Value.

(3) This is the Starting Value.

(4) The Redemption Amount per unit of the LIRNs cannot exceed the Capped Value of $11.822.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

Capped Leveraged Index Return Notes®
TS-4

Capped Leveraged Index Return Notes® Enhanced Return Linked to the S&P 500® Index, due May 31, 2013 Risk Factors There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-1 and page S-5 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs. Your investment may result in a loss; there is no guaranteed return of principal. Your yield may be less than the yield on a conventional debt security of comparable maturity. Your investment return, if any, is limited to the return represented by the Capped Value. Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index. Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs. You must rely on your own evaluation of the merits of an investment linked to the Index. The costs of developing, hedging, and distributing the LIRNs are reflected in the Original Offering Price, and will not be reflected in secondary market prices. A trading market is not expected to develop for the LIRNs. We, MLPF&S, and our respective affiliates are not obligated to make a market for, or to repurchase, the LIRNs. The Redemption Amount will not be affected by all developments relating to the Index. Standard & Poor’s Financial Services LLC (“S&P”) may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests. You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities. While we, MLPF&S, and our respective affiliates may from time to time own shares of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S) is included in the Index, we, MLPF&S, and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company. If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price. Purchases and sales by us, MLPF&S, and our respective affiliates of shares of companies included in the Index may affect your return. Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you. Our hedging activities, and those of MLPF&S, may affect your return on the LIRNs and their market value. Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you. There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent. The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-1. Investor Considerations You may wish to consider an investment in the LIRNs if: You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value. You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value. You accept that the return on the LIRNs will not exceed the return represented by the Capped Value. You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities. You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index. You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness. You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs. The LIRNs may not be an appropriate investment for you if: You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the LIRNs to provide you with your desired return. You seek 100% principal protection or preservation of capital. You seek a return on your investment that will not be capped at the return represented by the Capped Value. You seek interest payments or other current income on your investment. You want to receive dividends or other distributions paid on the stocks included in the Index. You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity. You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs. Capped Leveraged Index Return Notes® TS-5

Capped Leveraged Index Return Notes® Enhanced Return Linked to the S&P 500® Index, due May 31, 2013 Other Provisions We will deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. If you place an order to purchase the LIRNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Supplement to the Plan of Distribution MLPF&S will participate as selling agent in the distribution of the LIRNs. Under our distribution agreement with MLPF&S, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. In the original offering of the LIRNs, the LIRNs will be sold in minimum investment amounts of 100 units. MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs, but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the LIRNs that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. Capped Leveraged Index Return Notes® TS-6

Capped Leveraged Index Return Notes® Enhanced Return Linked to the S&P 500® Index, due May 31, 2013 The Index All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section entitled “Description of LIRNs— Discontinuance of a Market Measure” beginning on page S-30 of product supplement LIRN-1. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index. The Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Composition of the Index S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Relevant criteria employed by S&P for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$3.5 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e. U.S. common equities listed on the NYSE and the NASDAQ stock market and not closed-end funds, holding companies, tracking stocks, partnerships, investment vehicles, royalty trusts, preferred shares, unit trusts, equity warrants, convertible bonds or investment trusts). The ten main groups of companies that comprise the Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above. The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this the return on the LIRNs will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the LIRNs. Computation of the Index As of September 16, 2005, S&P has used a full float-adjusted formula to calculate the Index. With a float-adjusted index, the share counts used in calculating the Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares. The float-adjusted Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor and (2) the index divisor. The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. S&P defines three groups of shareholders whose holdings are subject to float adjustment: holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups; holdings by government entities, including all levels of government in the United States or foreign countries; and holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company. In cases where holdings in a group as described above exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Index’s calculation. In addition, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares held in a trust to allow investors in countries outside the country of domicile (such as ADRs and Canadian exchangeable shares), shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are, however, considered part of the float. Changes in a company’s total shares outstanding of 5.0% or more due to public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Other changes of 5.0% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday (one week later). Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December. Changes due to mergers or acquisitions of publicly held companies are made as soon as reasonably possible, regardless of the size of the change, although de minimis merger and acquisition share changes may be accumulated and implemented with the quarterly share rebalancing. Corporate Capped Leveraged Index Return Notes® TS-7

Capped Leveraged Index Return Notes® Enhanced Return Linked to the S&P 500® Index, due May 31, 2013 actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than five percentage points caused by corporate actions will be made as soon as possible. Changes in investable weight factors of less than five percentage points will be made annually, in September when revised investable weight factors are reviewed. A share freeze is implemented the week of the rebalancing effective date, the third Friday of the last month of each quarter, during which shares are not changed except for certain corporate actions (merger activity, stock splits, rights offerings and certain dividend payable events). As discussed above, the value of the Index is the quotient of (1) the total float-adjusted market capitalization of the Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, such as stock splits require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require adjustments to the index divisor. Additional information on the Index is available on the following website: http://www.standardandpoors.com. Information included on this website is not part of, or incorporated by reference in, this term sheet. The following graph sets forth the monthly historical performance of the Index in the period from January 2006 through April 2011. We obtained this historical data from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg, L.P. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the closing level of the Index was 1,325.69. Apr-11 Dec-10 Aug-10 Apr-10 Dec-09 Index Aug-09 the Apr-09 of Dec-08 Aug-08 Performance Apr-08 Dec-07 Historical Aug-07 Apr-07 Dec-06 Aug-06 May-06 Jan-06 2000 1500 1000 500 0 Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods. Capped Leveraged Index Return Notes® TS-8

Capped Leveraged Index Return Notes® Enhanced Return Linked to the S&P 500® Index, due May 31, 2013 License Agreement We have entered into a non-exclusive license agreement with S&P whereby we, in exchange for a fee, are permitted to use the Index in connection with certain securities, including the LIRNs. We are not affiliated with S&P; the only relationship between S&P and us is any licensing of the use of S&P’s indices and trademarks relating to them. The license agreement between S&P and Barclays Bank PLC provides that the following disclaimer must be set forth herein: “The LIRNs are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the LIRNs or any member of the public regarding the advisability of investing in securities generally or in the LIRNs particularly, or the ability of the Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the LIRNs. S&P has no obligation to take the needs of MLPF&S, Barclays Bank PLC or the owners of the LIRNs into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the LIRNs to be issued or in the determination or calculation of the equation by which the LIRNs are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the LIRNs. S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE LRINS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.” “Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The LIRNs are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the LIRNs.Capped Leveraged Index Return Notes® TS-9

Capped Leveraged Index Return Notes® Enhanced Return Linked to the S&P 500® Index, due May 31, 2013 Certain U.S. Federal Income Taxation Considerations Some of the tax consequences of your investment in the LIRNs are summarized below. The discussion below supplements the discussions under “U.S. Federal Income Tax Summary”, beginning on page S-35 of product supplement LIRN-1, and “Certain U.S. Federal Income Tax Considerations”, beginning on page S-120 of the Series A MTN prospectus supplement. As described in product supplement LIRN-1, this section applies to you only if you are a U.S. holder (as defined in product supplement LIRN-1) and you hold your LIRNs as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement LIRN-1 (for example, if you did not purchase your LIRNs in the initial issuance of the LIRNs). The U.S. federal income tax consequences of your investment in the LIRNs are uncertain and the Internal Revenue Service could assert that the LIRNs should be taxed in a manner that is different than described below. Pursuant to the terms of the LIRNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your LIRNs as a pre-paid cash-settled executory contract with respect to the Index. If your LIRNs are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your LIRNs in an amount equal to the difference between the amount you receive at such time and the amount you paid for your LIRNs. Such gain or loss should generally be long-term capital gain or loss if you have held your LIRNs for more than one year. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning on or after January 1, 2013 is generally taxed at preferential rates. In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your LIRNs in the manner described above. This opinion assumes that the description of the terms of the LIRNs in this term sheet is materially correct. As discussed further in product supplement LIRN-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the LIRNs, possibly with retroactive effect. For a further discussion of the tax treatment of your LIRNs as well as possible alternative characterizations, please see the discussions under “U.S. Federal Income Tax Summary” in product supplement LIRN-1 and “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the Series A MTN prospectus supplement. For additional, important considerations related to tax risks associated with investing in the LIRNs, you should also examine the discussion in “Risk Factors—General Risks Relating to LIRNs—Significant aspects of the U.S. federal income tax treatment of the LIRNs are uncertain” beginning on page S-17 of product supplement LIRN-1. You should consult your tax advisor as to the possible alternative treatments in respect of the LIRNs. Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your LIRNs), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the LIRNs. Capped Leveraged Index Return Notes® TS-10

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-1 dated September 22, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510214606/d424b3.htm

▪	Series A MTN prospectus supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

▪	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 312070.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent corporation of MLPF&S.

Capped Leveraged Index Return Notes®	TS-11